

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Daniel Keating, Esq.
Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

> **Re:** **S1 Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 3, 2011**
> **File No. 001-24931**

Dear Mr. Keating:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when the filing persons will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

After reviewing any amendments to the filing and the information provided in response to these comments, we may have additional comments.

1.   Please tell us how the Company has complied with Exchange Act Rule 14a-13(a)(3) with respect to this solicitation. Include in your response the date that the Company conducted the inquiry required by Rule 14a-13(a)(1). It is our understanding that Broadridge was notified of the August 18 record date by the Company's proxy solicitor on August 11, 2011.

2.   As discussed, please revise the proxy statement to disclose the solicitation in opposition to the merger filed by ACI Worldwide. Refer to Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.

3.   We note the disclosure on page 3 of the proxy statement indicating that SEC rules require the Company to seek an advisory vote with respect to certain payments that could become payable to named executive officers in connection with the Merger. As discussed, the SEC rules do not require such advisory vote under the circumstances described in the filing. Refer to Section II.D.4.c.i of Securities Act Release 33-9178 (January 25, 2011). Please revise the disclosure to correct this statement.

4.   Please revise the proxy statement to complete all blanks throughout the document. For example, we refer you to the tables on pages 52 and 53.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

·   Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions